AGREEMENT TO AMEND SUBSCRIPTION AGREEMENT

THIS AGREEMENT (“Agreement”) is made this 12th day of May, 2006, by and between CLEARLY CANADIAN BEVERAGE CORPORATION (the "Company"), a British Columbia corporation with an address at 2267 West 10th Avenue, Vancouver, British Columbia, V6K 2J1 and BG CAPITAL GROUP LTD. (the “BG Capital”), a Bahamian corporation with an address at Slot #2000 A.P. 59223, Nassau, The Bahamas

WHEREAS:

A.             By way of Subscription Agreement dated December 28, 2005 (the “BG Sub Agreement”), the Company issued BG Capital 680,000 common shares and the following warrants:

(i)	4,250,000 non-transferable Series “A” share purchase warrants (the “BG Capital Series A Warrants”);

(ii)	4,250,000 non-transferable Series “B” share purchase warrants (the “BG Capital Series B Warrants”);

(iii)	4,250,000 non-transferable Series “C” share purchase warrants (the “BG Capital Series C Warrants”); and

(iv)	4,250,000 non-transferable Series “D” share purchase warrants (the “BG Capital Series D Warrants”);

B.              BG Capital has arranged the following non-brokered private placement financings (the “Private Placements”) for the Company:

(i)	The issuance by the Company of 2,065,000 common shares at a subscription price of $2.00 per share;

(ii)	The issuance by the Company of 550,000 common shares at a subscription price of $2.00 per share; and

(iii)	The issuance by the Company of 10,000 common shares at a subscription price of $2.00 per share;

C.              It is a condition of the closing of the Private Placements that the Company agree to amend the BG Sub Agreement on the terms and conditions set forth herein and in the interests of the Company completing the closing the Private Placements, the Company has agreed to such amendments;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and of the mutual covenants hereinafter contained, the parties hereto agree as follows:

1.              Amendments to Subscription Agreement

1.1            Subsection 1.3 of the BG Sub Agreement shall be deleted in its entirety and replaced as follows:

“Upon vesting, each Series B Warrant will entitle the Subscriber to purchase one share of the Company’s common stock at a purchase price of $1.50 per share during the period (the “Series B Exercise Period”) beginning on the date they vest (the “Series B Vesting Date”) and expiring on the first anniversary of the Series B Vesting Date (the “Series B Expiration Date”). The Series B Vesting Date shall be the date upon which the last of the 5,000,000 Series A Warrants issued, in the aggregate, to the group of investors comprised of the Subscriber, Brent Lokash, Douglas L. Mason and Gladys Jenks (collectively, the “Investor Group”) is exercised; provided, however, that if the Investor Group does not exercise all 5,000,000 of the Series A Warrants issued to them prior to the expiration of the Series A Exercise Period, none of the Series B Warrants, the Series C Warrants or the Series D Warrants shall vest and all of them shall become void and be of no further force or effect from and after December 31, 2006 at 5:00 p.m., Pacific Standard Time.”

1.2            Subsection 1.7 of the BG Sub Agreement shall be deleted in its entirety

1.3            Subsection 3.3 of the BG Sub Agreement shall be deleted in is entirety and replaced as follows:

“At a meeting (the “Meeting”) of the stockholders of the Company following the Closing (as hereinafter defined), the Company shall ask the shareholders to consider and vote upon (on a majority of the minority basis) an amendment to the Company’s Articles to designate rights and restrictions for a new class of variable multiple voting shares of the Company (the “Variable Voting Shares”) that would give to the holder a variable multiple voting right and effect the intent described in this Section Error! Reference source not found., below. If this resolution is approved by the shareholders of the Company, then the number of common shares into which the Subscriber shall be entitled to convert all of the Class B Preferred Shares of the Company now owned by it (the “Class B Shares”), pursuant to the rights and restrictions attached to the Class B Shares, shall be fixed at 8,000,000 common shares of the Company (the “Conversion Shares”). Upon the Subscriber’s conversion of the whole of the Class B Shares, the Company shall issue, in addition to the Conversion Shares, such number of Variable Voting Shares as shall, at the time the whole of the Class B Shares are converted, give to the Subscriber a number of votes equal to 50% of the then issued and outstanding number of shares of common stock of the Company (as adjusted to account for the Conversion Shares).

1.4            At the Company’s 2006 annual general meeting (the “AGM”) of the stockholders of the Company, the Company shall ask the shareholders to consider and vote upon (on a majority of the minority basis) an amendment to the Company’s Articles to alter the rights and restrictions of the Class B Preferred Shares of the Company to provide that they may be converted, in whole or in part, into common shares of the Company and to provide, upon any such conversion, for the additional issuance the Variable Multiple Voting Shares of the Company.

2.              Governing Law

2.1            This Agreement is governed by the laws of the Province of British Columbia.

3.              Entire Agreement

3.1            This Agreement contains the entire agreement between the parties with respect to the surrender of the warrants hereunder and there are no other terms, conditions, representations or warranties, whether expressed, implied, oral or written, by statute or common law, by the Company or by anyone else.

4.              Time of Essence

4.1            Time shall be of the essence in this Agreement.

5.              Counterparts and Electronic Means

5.1            This Agreement may be executed in any number of counterparts, each of which, when so executed and delivered, shall constitute an original and all of which together shall constitute one instrument. Delivery of an executed copy of this Agreement by electronic facsimile transmission or other means of electronic communication capable of producing a printed copy will be deemed to be execution and delivery of this Agreement as of the date hereinafter set forth.

IN WITNESS WHEREOF the parties have duly executed this Agreement as of the date first written above.

BG CAPTIAL GROUP LTD.

Per: ___________________________________
Robert Genovese, Director

CLEARLY CANADIAN BEVERAGE CORPORATION

Per: ___________________________________
Brent Lokash, President